SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

CEDAR REALTY TRUST, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.06 PER SHARE

(Title of Class of Securities)

150602209

(CUSIP Number)

Thomas P. McGuinness President and Chief Executive Officer InvenTrust Properties Corp. 3025 Highland Parkway, Suite 350 Downers Grove, Illinois 60515 (855) 377-0510

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 6, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150602209

1)	Names of Reporting Persons InvenTrust Properties Corp.
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds: WC, OO
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Place of Organization: Maryland Address of Principal Office: 3025 Highland Parkway, Suite 350, Downers Grove, Illinois 60515
Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 4,440,026 (1)
	8)	Shared Voting Power: 0
	9)	Sole Dispositive Power: 4,440,026 (1)
	10)	Shared Dispositive Power: 0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,440,026 (1)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13)	Percent of Class Represented by Amount in Row (11): 4.9% (2)
14)	Type of Reporting Person: CO

(1)	The number of shares reported as beneficially owned is as of October 10, 2017.

(2)	The percentage is calculated based on a total of 91,319,605 shares of the Company’s common stock, par value $0.06 per share, outstanding as of August 2, 2017, as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 filed with the Securities and Exchange Commission on August 4, 2017.

This amendment (“Amendment No. 9”) amends and supplements the schedule 13D filed by Inland American Real Estate Trust, Inc., Inland Investment Advisors, Inc., Inland Real Estate Corporation, Inland Real Estate Investment Corporation, The Inland Group, Inc., and Daniel L. Goodwin with the Securities and Exchange Commission (the “SEC”) on January 22, 2008 (the “Initial Statement,” and together with Amendment No. 1 filed with the SEC on February 14, 2008 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on February 19, 2008 (“Amendment No. 2”), Amendment No. 3 filed with the SEC on February 25, 2008 (“Amendment No. 3”), Amendment No. 4 filed with the SEC on March 6, 2008 (“Amendment No. 4”), Amendment No. 5 filed with the SEC on March 10, 2008 (“Amendment No. 5”), Amendment No. 6 filed with the SEC on March 25, 2010 (“Amendment No. 6”), Amendment No. 7 filed with the SEC on May 18, 2011 (“Amendment No. 7”), Amendment No. 8 filed with the SEC on April 26, 2013 (“Amendment No. 8”) and this Amendment No. 9, the Schedule 13D”), in connection with a reduction of the Reporting Person (as defined below) by more than 1% of the total amount of the Shares outstanding. Also, the proper name of the Reporting Person has changed in this Amendment No. 9 from “Inland American Real Estate Trust, Inc.” to “InvenTrust Properties Corp.” (“InvenTrust”). Finally, since the filing of Amendment No. 8, the Reporting Person has terminated its relationship with Inland Investment Advisors, Inc. (“Advisors”), as well any direct or indirect relationship with Inland Real Estate Investment Corporation (“IREIC”), The Inland Group, Inc. (“TIGI”), Daniel L. Goodwin (“DLG”), Eagle I Financial Corp. (“Eagle I”), The Illinois Real Estate Transactions Group, Inc. (“TIRETG”) and Inland Real Estate corporation (“IREC”). The Reporting Person no longer maintains an account with Advisors, and Advisors no longer has discretionary authority with respect to the investment and reinvestment of, nor the power as proxy and attorney-in-fact to vote, tender or direct the voting or tendering of, the securities of the Company beneficially owned by the Reporting Person. Capitalized terms used in this Amendment No. 9 without being defined herein have the meanings given to them in the Initial Statement, or one of the previous amendments, as applicable.

Item 2.	Identity and Background.

Item 2 is hereby amended to delete any references to, and accompanying information and appendices regarding, Advisors, IREIC, TIGI, DLG, Eagle I, TIRETG and IREC.

Item 2(b) is hereby amended and restated in its entirety as follows:

(b)	State of Incorporation: Maryland

Address of Principal Office: 3025 Highland Parkway, Suite 350, Downers Grove, Illinois 60515

Item 2 is hereby further amended and supplemented by the addition of the following information:

Please see amended and restated Appendix A filed with this Amendment No. 9 for updated Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of InvenTrust, which information is incorporated by reference to this Item 2.

InventTrust is referred to herein as the “Reporting Person.”

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by the addition of the following information:

The Inland American Advisory Agreement was terminated on February 26, 2015.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to delete any references to, and accompanying information regarding, Advisors, IREIC, TIGI, DLG, Eagle I, TIRETG and IREC.

Item 4 is hereby further amended and supplemented by the addition of the following information:

The Inland American Advisory Agreement was terminated on February 26, 2015.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)	See response corresponding to row 11 of the cover page of the Reporting Person for the aggregate number of Shares beneficially owned by the Reporting Person, which is incorporated herein by reference. See response corresponding to row 13 of the cover page of the Reporting Person for the percentage of Shares beneficially owned by the Reporting Person, which is incorporated herein by reference.

(b)	See response corresponding to rows seven through ten of the cover page of the Reporting Person for the number of Shares as to which the Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.

(c)	During the past 60 days, the Reporting Person effected the following Share transactions via the New York Stock Exchange and private securities exchanges:

Date	Type of Transaction	No. of Shares	Price Per Share(1)
10/03/17	S	265,228	$5.7130
10/04/17	S	465,809	$5.7024
10/05/17	S	68,963	$5.7016
10/06/17	S	109,162	$5.7007
10/09/17	S	34,106	$5.7022
10/10/17	S	475,686	$5.6786

To the knowledge of the Reporting Person, none of the executive officers and directors of the Reporting Person has effected any other transactions in Shares of the Company in the last 60 days.

(1) The price per share reported for each date above represents the weighted average sale price for all shares sold on such date. The price per share range on (i) 10/03/17 was between $5.63 and $5.73; (ii) 10/04/17 was between $5.64 and $5.72; (iii) 10/05/17 was between $5.69 and $5.80; (iv) 10/06/17 was between $5.65 and $5.76; (v) 10/09/17 was between $5.57 and $5.72; and (vi) 10/10/17 was between $5.61 and $5.73. Reporting Person will undertake to provide upon request by the SEC full information regarding the number of shares sold at each separate price.

(d)	None.

(e)	The Reporting Person ceased to be the beneficial owner of more than 5% of the outstanding Shares on October 6, 2017.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 is hereby amended and supplemented by the addition of the following information:

The Inland American Advisory Agreement was terminated on February 26, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2017	INVENTRUST PROPERTIES CORP.

/s/ Thomas P. McGuinness
	Name:	Thomas P. McGuinness
	Title:	President and Chief Executive Officer

Appendix A to this Schedule 13D is hereby amended and restated in its entirety as follows:

Appendix A

Executive Officers and Directors of Inland American

Names and Titles of InvenTrust Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
J. Michael Borden, Director	President and Chief Executive Officer of Rock Valley Trucking Co., Inc., Rock Valley Leasing, Inc. and Hufcor Inc.; Chief Executive Officer of Hufcor Asia Pacific in China and Hong Kong, Marashumi Corp. in Malaysia, Hufcor Australia Group, and F. P. Investments, a real estate investment company.	Hufcor, Inc. P.O. Box 591 Janesville, WI 53547 United States Citizen
David F. Collins, Executive Officer	Executive Vice President, Portfolio Management of InvenTrust Properties Corp.	3025 Highland Parkway, Suite 350 Downers Grove, Illinois 60515 United States Citizen
Thomas F. Glavin, Director	Owner of Thomas F. Glavin & Associates, Inc., a certified public accounting firm, and partner in Gateway Homes, which has zoned, developed and managed a 440 unit manufactured home park in Frankfort, Illinois.	414 Plaza Drive, Suite 304 Westmont, IL 60551 United States Citizen
Thomas P. McGuinness, Director and Executive Officer	President and Chief Executive Officer of InvenTrust Properties Corp.	3025 Highland Parkway, Suite 350 Downers Grove, Illinois 60515 United States Citizen
Scott A. Nelson, Director	Principal of SAN Prop Advisors, a retail real estate advisory firm	PO Box 148 Estero, Florida 33929 United States Citizen
Michael E. Podboy, Executive Officer	Executive Vice President – Chief Financial Officer, Chief Investment Officer and Treasurer of InvenTrust Properties Corp.	3025 Highland Parkway, Suite 350 Downers Grove, Illinois 60515 United States Citizen
Paula J. Saban, Director, Interim Chairperson of the Board	A principal stockholder and the Secretary and Treasurer of Newport Distribution, Inc., a privately held construction products company. Retired from Bank of America as Senior Vice President/Private Client Manager with Bank of America’s Private Bank and Banc of America Investment Services, Inc.	807 Tory Court Schaumburg, IL 60173 United States Citizen

Michael A. Stein, Director	Director of Apartment Investment and Management Company, a New York Stock Exchange listed public REIT focused on the ownership and management of apartment communities located large markets in the United States	3025 Highland Parkway, Suite 350 Downers Grove, Illinois 60515 United States Citizen
Julian E. Whitehurst, Director	President and Chief Executive Officer of National Retail Properties, a publicly traded single-tenant retail property REIT	450 S. Orange Avenue, Suite 900 Orlando, Florida 32801 United States Citizen